UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today that its corporate partner, Boston Scientific, today provided an update on the TAXUSTM Express2TM Paclitaxel-Eluting Coronary Stent System. On July 2 and 16, Boston Scientific announced the voluntary recall of certain TAXUS and Express2TM coronary stent systems, due to characteristics in the delivery catheters that had the potential to impede balloon deflation during a coronary angioplasty procedure, a condition known as focal neckdown, and which could result in serious injury to patients. This condition is not related to Angiotech’s technology licensed to Boston Scientific Corp. Boston Scientific has announced that its own ongoing monitoring has revealed the need to expand the July 16th recall nationwide to include approximately 3,000 additional TAXUS stent systems, predominantly in the United States.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 5, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, August 5, 2004

ANGIOTECH PARTNER EXPANDS RECALL OF TAXUS CORONARY STENT SYSTEM

VANCOUVER, August 5, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific, today provided an update on the TAXUSTM Express2TM Paclitaxel-Eluting Coronary Stent System. On July 2 and 16, Boston Scientific announced the voluntary recall of certain TAXUS and Express2TM coronary stent systems, due to characteristics in the delivery catheters that had the potential to impede balloon deflation during a coronary angioplasty procedure, a condition known as focal neckdown, and which could result in serious injury to patients.

Boston Scientific today announced that its own ongoing monitoring has revealed the need to expand the July 16th recall nationwide to include approximately 3,000 additional TAXUS stent systems, predominantly in the United States. These stent systems are within the parameters defined in the July 16th action. Boston Scientific is notifying institutions with affected units. Boston Scientific is aware of one death and 22 serious injuries associated with the balloon deflation problem for the TAXUS stent system.

Boston Scientific reiterated that patients who have already received stents are not at risk, because any difficulty associated with non-deflation occurs during the implantation procedure. Clinician and patient inquiries may be directed to Boston Scientific at 800-832-7822.

Boston Scientific also said that since it modified its manufacturing process, implemented new tracking software and introduced new inspection protocols, it has not yet had any confirmed no-deflate complaints caused by focal neckdown in non-recalled units, although some complaints remain under investigation. Since July 16, Boston Scientific has shipped more than 100,000 new TAXUS units.

Boston Scientific announced preliminary worldwide July TAXUS net sales of $207 million, which includes approximately $17 million of sales recorded for the replenishment of recalled units ($163 million were U.S. sales and $44 million were sales outside the U.S.).

Preliminary average daily U.S. net sales for the last five business days of July were approximately $6.5 million, excluding revenue related to replenishment of units, as stated by Boston Scientific.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12